September 25, 2023

VIA E-mail

Mr. Michael Altschuler, Esq.
Comvest Credit Managers, LLC
360 S. Rosemary Avenue, Suite 1700
West Palm Beach, FL 33401

        Re:    Comvest Credit Partners BDC Fund, L.P.
               File No. 000-56588

Dear Mr. Altschuler:

        On August 24, 2023, Comvest Credit Partners BDC Fund, L.P. (the    Fund
  ) filed a
registration statement on Form 10. We have reviewed the registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

        We note that the Fund is voluntarily registering shares of its common stock under
Section 12(g) of the Exchange Act. Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act
Section 12(g)(1). If our comments are not satisfactorily addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to its effectiveness and re-filing a revised
Form 10 that includes changes responsive to our comments. If the Fund chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange
Act Section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

General

   1. Please provide a fee table for investors, similar to what would appear in Form N-2.

   2. Please represent in your response that the Fund reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment
 Mr. Michael Altschuler, Esq.
Comvest Credit Managers, LLC
September 25, 2023
Page 2


         commitments, together with a general explanation as to why the Fund believes it will be able to cover its commitments.

   3. Please provide an analysis as to how the BDC Conversion will be conducted in a manner that complies with the restrictions on affiliated transactions under the 1940 Act.

Summary of Risks, page 1

   4. In the bullet point describing the risk of failing to maintain BDC status, please add that this will subject the Fund to numerous restrictions on its activities, including restrictions on leverage and on the nature of its investments.

General Development of Business, page 4

   5.    Please remove    generally    from the disclosure regarding
consolidation of wholly-
         owned subsidiaries. Please confirm that any wholly-owned subsidiaries will be consolidated for financial statement reporting purposes and compliance with the
         1940 Act.

Description of Business, page 4

   6. In the first paragraph of this subsection, please disclose the industries in which the
         Management Company and its affiliates have investing experience and access to operating resources.

Regulation as a Business Development Company, page 10

   7. Please briefly disclose what is being sought through the legislation referenced in this subsection.

The Private Offering, page, 26

    8. We note the last paragraph in this subsection. Please advise:

           a. How having Subscription Agreements with different terms would comply with
              Section 18 under the 1940 Act (e.g., could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends);
           b. whether different terms in any Subscription Agreements could have a material, negative effect on other fund investors;
           c. whether the terms of different Subscription Agreements will be disclosed to all fund investors, and how they will be disclosed, including the timing of such disclosure;
           d. whether the terms of these Subscription Agreements include preferential redemption or withdrawal rights, or about portfolio holdings or exposures; and
 Mr. Michael Altschuler, Esq.
Comvest Credit Managers, LLC
September 25, 2023
Page 3


          e. whether the terms of these Subscription Agreements have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.

Share Repurchase Program, page 27

   9. Disclosure in this subsection states that investors will not know the amount of cash that will be paid to them at the time they decide to tender. Rule 13e-4 requires that a specified amount of cash per share to be paid, the total number of shares to be purchased, and the total amount of funds required to purchase the maximum amount of shares being sought must all be stated at commencement of an offer. See Item 4 of
         Rule 14d-100 (Schedule TO), incorporating Item 1004(a)(1)(i) and (ii) of
         Regulation M-A, and Item 7 of Rule 14d-100 (Schedule TO), incorporating
         Item 1007(a) of Regulation M-A. Please eliminate or revise all repurchase offer pricing disclosure throughout the registration statement.

   10. Disclosure on page 29 states that the consideration in repurchase offers will be paid within 65 days of the expiration of each offer. Please revise this disclosure to state that the consideration will be paid no later than 5 business days after expiration. See
         Exchange Act Release No. 43069 (July 24, 2000), section II.D.

   11. We note disclosure regarding minimum balances in the next-to-last paragraph of this section. If you determine to retain this feature, please include the dollar figure in your next filing. We may have further comment.

Incentive Fee Based on Income, page 31

   12.   Please include a graphical representation of the income incentive fee.

Emerging Growth Company, page 36

   13. With regard to the next-to-last bullet point on page 36, please remove this disclosure, as the election must already have been made and it apparently has not been made according to the first paragraph on page 37, or advise.

   We are a newly formed company and have no operating history,    page 39

   14. Please confirm whether the statement is accurate regarding no performance history.
         Item 2 appears to have information yet to be completed about a portfolio of investments and results of operations.
 Mr. Michael Altschuler, Esq.
Comvest Credit Managers, LLC
September 25, 2023
Page 4


There is uncertainty as to the value of our portfolio investments   ,    page
40

   15. Disclosure in this risk factor indicates that portfolio investments that are treated as
            plan assets    for purposes of ERISA will use the valuations of
third-party and
         unaffiliated valuation firms without adjustment. Please modify this disclosure and any similar valuation-related disclosure, as appropriate, to, for the avoidance of doubt, make it clear that valuations prepared by the independent third party and unaffiliated valuation firms will be used without adjustment only to the extent that the Board (or its designated committee) consider the determinations representative of fair value in good faith.

The timing of our repurchase offers   ,    page 43

   16. Please remove this risk factor, as it describes a course of action that is materially inconsistent with Rule 13e-4 under the Exchange Act, which rule operates to eliminate the very risk described in this disclosure.

Our portfolio may be concentrated in a limited number of industries, page 59

   17. Please include in the business overview that you intend to invest in companies in the business service and software industries.
Significant Accounting Estimates and Critical Accounting Policies, page 74

   18. Please explain whether all critical accounting estimates have been included in this section. For example, please explain whether valuation and accounting for organizational and offering expenses are considered critical accounting estimates.

Quantitative and Qualitative Disclosures about Market Risk, page 75

   19. Please explain whether the full disclosure requirements of Item 305 of Regulation S-K have been included. In your response, please explain the disclosure alternative selected and how the full disclosure requirements have been met.

Executive Officers Who Are Not Trustees, page 78

   20. For all individuals, please disclose that they have worked at Comvest Partners for at least the last 5 years, and, if this is not the case, disclose the names and principal businesses of the other entities at which they worked. See Item 5 of Form 10.

   21. With respect to Mr. Michael Altschuler, per Item 401(e)(1) of Regulation S-K, please
         disclose the name of the    NYSE listed finance company    and
disclose that company   s
         business with more specificity. Please also confirm that there is nothing to disclose under Item 401(f) of Regulation S-K in this section. If the company referenced in this comment was delisted, please also disclose that.
 Mr. Michael Altschuler, Esq.
Comvest Credit Managers, LLC
September 25, 2023
Page 5


Financial Statements and Supplementary Data, page 90

      22.    Please file an amended Form 10 at least 15 days prior to the Form
10   s effectiveness in
             order to furnish all financial statements and supplementary financial information required by Regulation S-X. Audited financial statements, supplemented by interim period financial statements, if required, should be dated within 135 days.

Market Information, page 83

      23. Please provide the disclosure required by Item 201(a)(2)(ii) of Regulation S-K (the amount of shares that could be sold pursuant to Rule 144 or that the registrant has agreed to register under the Securities Act for sale by security holders).

Recent Sales of Unregistered Securities, page 84

      24. Please disclose the consideration paid in, and the dates of, the referenced transactions, per Item 10 of Form 10

                                           *    *    *   *    *

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

            Should you have any questions, please contact me at (202) 551-3503.

                                                         Sincerely,

                                                         /s/ David L. Orlic

                                                         David L. Orlic
                                                         Senior Counsel

cc:         Richard Horowitz, Esq., Dechert LLP
            Keith A. OConnell, Branch Chief
            Michael J. Spratt, Assistant Director
                   Disclosure Review and Accounting Office